23


08002109

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vangold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
APR 25 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 02891 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 4/24/08

082-02891

AR/S
12-31-06

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

December 31, 2006 and 2005

LANCASTER & DAVID

CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Shareholders of Vangold Resources Ltd.:

We have audited the consolidated balance sheets of Vangold Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 21, 2007

Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6
Telephone: 604.717.5526 **Facsimile:** 604.717.5560 **Email:** admin@lancasteranddavid.ca

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

		December 31, 2006	December 31, 2005
ASSETS			
CURRENT			
Cash and cash equivalents		$6,871,892	$ 1,661,967
Accounts receivable		281,750	442,430
Prepaid expenses		25,814	12,050
		7,179,456	2,116,447
OIL & GAS PROPERTIES	(Note – 3)	4,098,368	3,604,496
MINERAL PROPERTIES	(Note – 4)	2,225,015	1,726,828
PROPERTY & EQUIPMENT		63,762	34,934
INVESTMENT	(Note – 5)	1,894,667	1,301,311
		$ 15,461,268	**$ 8,784,016**
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$335,575	$ 233,496
Due to related parties		-	2,732
		335,575	236,228
ASSET RETIREMENT OBLIGATIONS		73,744	26,532
NON-CONTROLLING INTEREST	(Note – 2)	586,280	-
		995,599	262,760
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	(Note – 7)	27,527,993	21,828,666
CONTRIBUTED SURPLUS		1,207,201	979,333
DEFICIT		(14,269,525)	(14,286,743
		14,465,669	8,521,256
		$ 15,461,268	**$ 8,784,016**

Approved on Behalf of the Board

Director: Dal S. Brynelsen

Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

	Year Ended December 31, 2006	Year Ended December 31, 2005
REVENUE		
Petroleum revenue	$ 4,148,875	$ 904,591
Royalties	(1,216,684)	(203,377)
	2,932,191	701,214
Interest earned	163,143	28,438
	3,095,334	729,652
EXPENSES		
Operating	333,941	124,736
General and Administrative	1,481,593	1,174,608
Stock-based Compensation	278,077	160,164
Depletion and Depreciation	977,861	368,540
Equity Loss from Investment	6,644	7,708
	3,078,116	1,835,756
NET INCOME (LOSS) FOR THE YEAR	$17,218	(1,106,104)
DEFICIT, BEGINNING OF YEAR	(14,286,743)	(13,180,639)
DEFICIT, END OF YEAR	$ (14,269,525)	$ (14,286,743)
INCOME (LOSS) PER SHARE		
Basic and Diluted	$ 0.00	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic	69,491,000	40,768,000
Diluted	70,023,000	40,768,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS PROVIDED BY (USED FOR)	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATING ACTIVITIES		
Net Income (loss) for the year	$ 17,218	$ (1,106,104)
Adjust for items not involving cash:		
Depletion & depreciation	977,861	370,866
Stock-based compensation	278,077	160,164
Equity loss from investment	6,644	7,708
	1,279,800	(567,366)
Net Changes in non-cash working capital items:		
Accounts receivable	160,680	(371,565)
Prepaid expenses	(13,764)	(9,972)
Accounts payable	102,079	186,878
Payable to joint interest partners	-	(76,795)
Due to related parties	(2,732)	(62,361)
	246,263	(333,815)
	1,526,063	(901,181)
INVESTING ACTIVITIES		
Oil & gas properties	(1,410,062)	(3,399,902)
Mineral properties exploration	(445,187)	(115,464)
Purchase of Property & equipment	(43,287)	(30,029)
Investment	(600,000)	(499,999)
Non-controlling interest	586,280	-
	(1,912,256)	(4,045,394)
FINANCING ACTIVITIES		
Proceeds from issue of share capital	5,596,118	6,254,636
INCREASE IN CASH AND CASH EQUIVALENTS	5,209,925	1,308,061
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,661,967	353,906
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,871,892	$ 1,661,967
CASH AND CASH EQUIVALENTS		
Cash in Bank	295,087	643,101
Short Term Investments	6,576,805	1,018,866
	$ 6,871,892	$ 1,661,967
SUPPLEMENTARY CASH FLOW INFORMATION		
Income taxes paid	—	—
Interest paid	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States, Uganda, Brazil and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation) and 686614 BC Ltd. (a British Columbia corporation), and its 51% owned subsidiary, Horn Rare Metals Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2006, there was $6,871,892 in cash equivalents (2005 - $1,018,866).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda, Brazil and Papua, New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $14,459 (2005 - $10,159) for the year ended December 31, 2006.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in three cost centres: Canada, the United States and Kenya. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Beginning asset retirement obligations	$ 26,532	$ 21,354
Liabilities incurred	42,200	15,600
Deletions related to property disposals	(2,559)	(15,468)
Accretion	7,571	5,046
Total asset retirement obligations	$ 73,744	$ 26,532

Non- Controlling Interest

The non-controlling interest in Horn Rare Metals Ltd's assets and liabilities are reflected in terms of carrying values recorded in the accounts of Horn Rare Metals Ltd.

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income per share

The income per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Income taxes

Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

The Company has a non-capital loss carry forward of approximately $ 2,200,000 that expire on or before 2026. The Company has capital losses of $64,000 to be applied against future capital gains and resource deductions of $10,696,000 which can be carried forward indefinitely.

NOTE 3 - OIL & GAS PROPERTIES

	December 31, 2006	December 31, 2005
CANADA		
Killam North Oil Property, Alberta		
Drilling and completion costs	2,395,785	1,283,784
Other costs	146,279	150,868
Unexpended advances	-	361,445
	2,542,064	1,796,097
Less depletion and amortization	(792,279)	(45,000)
	1,749,785	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Test Gas Well, Strachan Area , Alberta		
Drilling and completion costs	542,423	-
Strachan Area , Land Lease Alberta ,		
Drilling and completion costs	21,110	-
Sarcee Gas Property, Alberta		
Drilling and completion costs	888,122	866,862
Strachan Field Gas Property, Alberta		
Drilling and completion costs	505,905	403,342
Chigwell Gas Property, Alberta		
Drilling and completion costs	-	176,514
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	3,847,022	3,353,092
KENYA, AFRICA		
Oil Concession application fee	5,644	-
UNITED STATES		
East Corning Property, California		
Carrying costs	692,442	693,641
Less depletion and amortization	(690,042)	(685,539)
	2,400	8,102
Henry Dome Gas Property, Texas		
Drilling and completion costs	243,302	243,302
Total costs, United States	245,702	251,404
TOTAL	$4,098,368	$3,604,496

NOTE 3 - OIL & GAS PROPERTIES

Canada

Alberta Canada

The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

The Company entered into a participation agreement in June 2006 with an Alberta based oil & gas company, to participate in the drilling, completing and equipping of a test well in the Deep Basin, Strachan, Alberta Foothill. The Company earned a 12% working interest in the test well at a cost of $542,423 for drilling and completion.

The Company entered into an agreement in September 2006 to participate in the acquisition of an Alberta P&NG lease. The Company paid $21,110 for a 15.75% interest in the lease.

Africa.

Kenya

The Company paid a deposit of $5,644 as part of an application for an oil exploration concession.

United States

California, USA

The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., has working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA

The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

NOTE 4 – MINERAL PROPERTIES

	December 31, 2006						
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Brazil	Total
ACQUISITION COSTS							
Balance, beginning of year	$54,650	$1	$9,028	$252,000	$ 73,343	-	$389,022
Incurred, during year	-	-	-	-	109,230	23,107	131,750
Balance, end of year	**54,650**	**1**	**9,028**	**252,000**	**182,573**	**23,107**	**520,772**
EXPLORATION EXPENDITURES							
Aircraft charters	-	-	-	3,484	-	-	3,484
Assays	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-
Field costs	-	-	-	5,475	-	-	5,475
Field wages	-	-	-	19,267	11,150	-	30,417
Food, travel & lodging	-	-	-	7,876	105,948	9,312	120,040
Geological consulting	-	-	3,945	20,963	34,206	-	59,114
Geophysics	-	-	-	-	-	-	-
Professional fees	-	-	-	-	60,000	25,262	84,174
Operators fees	-	-	-	6,018	-	-	6,018
Staking & other costs	-	1,205	-	845	23,865	-	25,916
Tenement costs	-	-	-	2,120	25,909	-	28,029
	-	1,205	3,945	66,048	261,078	34,574	362,666
Balance, beginning of year	70,945	15,440	11,469	1,172,250	66,702	-	1,336,806
Balance, end of year	**70,945**	**16,645**	**15,414**	**1,238,298**	**327,780**	**34,574**	**1,699,473**
TOTAL	**$125,595**	**$16,646**	**$24,442**	**$1,490,298**	**$510,353**	**$ 57,681**	**$2,225,015**

	December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS						
Balance, beginning of year	$54,650	$1	$9,028	$176,000	$ -	$239,679
Incurred, during year	-	-	-	76,000	74,343	150,343
Balance, end of year	54,650	1	9,028	252,000	74,343	390,022
EXPLORATION EXPENDITURES						
Aircraft charters	-	-	-	431	-	431
Assays	-	-	-	-	-	-
Drilling	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-
Field costs	-	-	-	430	-	430
Field wages	-	-	-	7,485	37,583	45,068
Food, travel & lodging	-	-	-	-	-	-
Geological consulting	-	-	-	-	21,820	21,820
Geophysics	-	-	-	1,170	-	1,170
Professional fees	639	-	-	-	2,942	3,581
Operators fees	-	-	-	1,517	-	1,517
Staking & other costs	2,404	2,716	3,776	1,744	4,357	14,997
Tenement costs	-	-	-	3,107	-	3,107
	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of year	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of year	70,945	15,440	11,469	1,172,250	66,702	1,336,806
TOTAL	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828

NOTE 4 - MINERAL PROPERTIES (continued)

North Belt Property, Rossland, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Rossland, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4:** Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to June 30, 2008, and to issue an additional 200,000 common shares. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of US$20,000 per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007.

NOTE 4 - MINERAL PROPERTIES (continued)

By agreement dated June 20, 2006, the Company acquired a 90% interest in seven beryllium mines in Uganda. The acquisition was facilitated through the Company's 51% owned subsidiary, Horn Rare Metals Ltd. Pursuant to the terms of the agreement the Company paid US$50,000 for the licences.

San Paulo, Brazil

By agreement dated October 4, 2006 the Company, through it's 51% owned subsidiary, Horn Rare Metals Ltd. entered into a contract, to acquire, subject to a 130 day due diligence process, two beryllium properties, Coronel Murta and Santa Maria de Itabira. A down payment of US$19,500 was paid on signing and the remainder of US$174,811 was paid subsequent to December 31, 2006.

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	December 31, 2006	December 31, 2005
Carrying Value of Kanon Investment		
Cash	$ 70,000	$ 70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(26,435)	(19,791)
	379,565	386,209
Cash Advances	1,515,102	915,102
	$ 1,894,667	**$ 1,301,311**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	December 31, 2006	December 31, 2005
Bismark Project	$ 97,505	$ 87,133
Mt. Allemata Project	284,753	273,881
Fergusson Project	52,866	32,321
Mt. Nakru	219,279	177,835
Yup River Project	75,307	54,574
Mt. Penck Project	693,987	329,477
	$ 1,423,697	**$ 955,221**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company incurred the following amounts to directors: management and consulting fees of $376,000 (2005 – $267,000) reimbursement of general and administrative expense of $13,019 (2005-$17,117). At December 31, 2006, $Nil (2005 – $2,732) was owing to directors. These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placements, net of issue costs	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	-	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the year		
By exercise of share purchase warrants	18,914,124	5,477,618
By exercise of stock options	659,998	168,709
For acquisition of property	100,000	53,000
Balance December 31, 2006	**76,129,359**	**$27,527,993**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Year ended December 31, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-		25,792,099	0.30
Exercised	(18,914,124)	$0.29	(1,600,417)	0.25
Expired	(5,315,475)	$0.35	(1,039,252)	0.58
Balance, end of year	-	-	**24,229,599**	**$ 0.30**

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.84%; expected volatility 91% and expected life of 2 years. During the year ended December 31, 2006 the Company recognized stock based compensation of $278,077 (2005 - $160,164). The weighted average fair value of stock options granted during the year ended December 31, 2006 was $0.33 (2005 -$0.77). During the year ended December 31, 2006 $50,209 (2005 - $$6,480) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	Year ended December 31, 2006		Year ended December 31, 2005	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**5,850,000**	**$0.28**	4,450,000	$0.26
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(659,988)	$0.18	(30,000)	$0.30
Forfeited/ Cancelled	(493,335)	$0.43	(520,000)	$0.30
Balance, end of year	**4,896,667**	**$0.29**	5,850,000	$0.28

Exercise Price	**Weighted Average Remaining Contractual Life** (in years)	**December 31, 2006** **Outstanding**	**Exercisable**
$0.22	1.34	969,460	969,460
$0.30	2.21	3,527,207	3,327,207
$0.35	3.42	400,000	288,888
		4,896,667	4,585,555

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda, Brazil and the United States.

Segmented operations and identifiable assets are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
INCOME (LOSS) FROM OPERATIONS		
Canada	$ 32,793	$ (1,300,023)
Papua New Guinea	(6,644)	(7,708))
Uganda	-	-
United States	(15,575)	201,627
Brazil	-	-
	$ 17,218	**$ (1,106,104)**

	December 31, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$ 11,256,924	$ 5,789,868
Papua New Guinea	3,384,965	2,725,561
Africa	515,996	141,045
United States	245,702	127,542
Brazil	57,681	-
	$ 15,461,268	**$ 8,784,016**

NOTE 10 – COMITTMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $28,989 per annum. Future minimum annual lease payments are as follow:

2007	28,989
2008	28,989
2009	14,495
	$ 72,473

NOTE 11 – SUBSEQUENT EVENTS

a) The Company granted 1,000,000 stock options to a director and consultants. The options to the director are exercisable for five years at a price of $0.48 and the options to the consultant, also at a price of $0.48 are exercisable for a period of two years.

b) The Company incurred costs of $254,067 on the Killam oil project to construct a gas recovery system.

c) The Company completed the acquisition of the two Brazilian beryllium properties at a cost of US$174,811.

d) The Company participated in the drilling and completion of two gas wells in the East corning field, California, at a cost of US$43,350.

e) The Company commenced the 2007 drilling program on Feni Island and was granted an extension to June 30, 2008 to spend a further $1,260,000 on exploration to earn a further 25% in the Feni Island project.

f) The Company was granted the exclusive right to commence negotiations for a production sharing license for oil & gas in the northwest part of Rwanda and has undertaken a technical review.

g) The Company received a non-exclusive permit to conduct a geological evaluation over a 24,000 square km area in Kenya.

h) The Company's subsidiary, Horn Rare Metals Ltd. entered into a preliminary agreement to effect a reverse take over of a company listed on the TSX Venture Exchange to further the financing and development of its beryllium properties.

i) The Company entered into an agreement with Bolder Capital Partners and New Guinea Gold Corporation to take the Kanon Resources Ltd. public by filing an initial prospectus offering ("IPO") on the TSX Venture Exchange. .A financing of $10,000,000 to $12,000,000 will be concurrent with the IPO of which Bolder Capital Partners will be the agent.

END